Contact

www.linkedin.com/in/lizreczek-phd (LinkedIn)

Top Skills

Team Management
Management
Research and Development (R&D)

Publications

Human recombinant antibody (Ab) cocktails protect against Methicillin Resistant Staphylococcus aureus (MRSA) infection in mice

Non-viral adeno-associated virus-based platform for stable expression of antibody combination therapeutics.

Patents

Methods for Producing Recombinant Proteins

Elizabeth (Liz) Reczek, PhD

CEO & Co-Founder, Sempresto, Inc
Greater Boston

Summary

Strategy and Operations Focused Biotech Executive with extensive experience in technological innovation, IP portfolio management, enterprise strategy development, fundraising, investor relations, business development and alliance management, in the context of novel therapeutics and technology programs.

Flexible, creative, intuitive leader, skilled at change management in a fast-paced environment. Builds high-performance, collaborative teams through a commitment to open and proactive communication, honesty, integrity, perseverance, and a mindset of continuous improvement.

• Strategic, big picture thinker with capacity to dive deep
• Skilled at facilitating communication between technical and executive teams and investors
• Adept at evaluating and aligning stakeholder interests and fostering trust
• Passionate about the importance of corporate culture in creating an effective, supportive and committed workforce to achieve company goals.
• Broad technical background in med device, antibody therapeutics, genomics/NGS, cell therapy and gene editing for oncology, autoimmunity and infectious disease indications

Experience

SemPresto, Inc
CEO & Co-Founder
April 2024 - Present (2 years 2 months)
Greater Boston, MA, USA

Sempresto is developing an innovative, cell-phone attachable autoinjector system for emergency rescue medications, such as epinephrine for anaphylaxis, midazolam for epileptic seizures, naloxone for opioid overdose,

and others. We firmly believe that the most effective medication is the one that is there when you need it, one that is compatible with your active lifestyle and difficult to leave behind. As many as 60% of anaphylaxis patients don't have their epinephrine with them at the time of an attack, leading to hospitalizations, worse outcomes and needless deaths. Sempresto aims to change that statistic by creating an autoinjector that follows you on every adventure.

Cat Rock Life Science Strategy Partners
CEO
May 2018 - Present (8 years 1 month)
Weston, Massachusetts, United States

Providing flexible, project-based consulting support for early-stage biotech and life sciences companies, including business plan/pitch development, fundraising, corporate strategy and messaging, partnering outreach, corporate development/team building, startup operations and infrastructure development.

CEO Roundtable Boston
Roundtable Facilitator
March 2025 - February 2026 (1 year)
Burlington, MA

Neutron Therapeutics LLC
2 years 3 months

Chief Executive Officer
October 2021 - October 2023 (2 years 1 month)
Boston, Massachusetts, United States

Chief Scientific Officer
August 2021 - October 2021 (3 months)
Danvers, Massachusetts, United States

Neutron Therapeutics is a pioneer in Boron Neutron Capture Technology (BNCT), offering nuBeam, the first accelerator-based neutron beam for BNCT that conforms to IAEA international standards for clinical use.

LIT Conversations
Board Member
August 2021 - October 2022 (1 year 3 months)

LIT Conversations is a career readiness, professional speaker series that has a mission to create a space for every student to step into their full potential. Today's youth face more challenges than ever before. Stress, education inequality, and mental health issues are on the rise. Young adults need

relatable role models to put things in perspective. They need someone who has walked the path before to guide them to new possibilities.

Our organization started as a group of young professionals who wanted to lend our experiences to inspire the next generation. Our diverse speakers share their challenges and triumphs in their professional journey. These conversations are highly interactive and encourage participation from the entire class.

Students leave the conversation with new ideas, tangible skills, and the eagerness to engage with their communities. Successful career planning starts early and LIT Conversations is here to jumpstart that process to make students believe in themselves and their dreams.

HiFiBiO Therapeutics

1 year 5 months

VP, Global Scientific Operations

September 2020 - April 2021 (8 months)

Cambridge, Massachusetts, United States

Executive Management Consultant

December 2019 - September 2020 (10 months)

Cambridge, Massachusetts, United States

HiFiBiO Therapeutics is an emerging multinational biotherapeutics company mobilizing the human immune system to combat disease. We integrate deep-rooted biological expertise with our comprehensive single-cell profiling technologies to rapidly discover and advance a pipeline of antibody drugs to treat cancer and autoimmune disorders.

Neutron Therapeutics, Inc.

Business Advisor

March 2020 - September 2020 (7 months)

Greater Boston

Neutron Therapeutics is a pioneer in Boron Neutron Capture Technology (BNCT), offering nuBeam, the first accelerator-based neutron beam for BNCT that conforms to IAEA international standards for clinical use.

Ravello Partners

Partner

November 2015 - December 2019 (4 years 2 months)

The Ravello Precision Fund is a hedge fund focused on personalized medicine, which is the development of precision therapeutics and diagnostics that address the underlying molecular mechanisms of disease. The fund seek to identify future leaders in genomic medicine early, invest in those developing promising treatments derived from the accelerating understanding of human genetics, and hold them for long periods of time to capture substantial capital appreciation. The investment strategy is research-intensive and focused exclusively on public biotechnology companies.

Partners HealthCare
Entrepreneur In Residence
October 2018 - September 2019 (1 year)
Cambridge, MA

SeqLL, LLC
CEO
November 2015 - May 2018 (2 years 7 months)
Woburn, MA

Eutropics Pharmaceuticals
Head of Therapeutics Development
December 2014 - August 2015 (9 months)
Cambridge, MA

Excelimmune, Inc.
7 years 9 months

President and CEO
February 2013 - March 2015 (2 years 2 months)
Woburn, MA

Vice President of Strategic Development
November 2012 - February 2013 (4 months)
Woburn, MA

Director of Research
July 2007 - November 2012 (5 years 5 months)

Brigham and Women's Hospital / Harvard Medical School
4 years

Postdoc
September 2003 - June 2007 (3 years 10 months)

Post Doctoral Fellow
2003 - 2007 (4 years)

MIT
Graduate Student
1997 - 2003 (6 years)

Education

Massachusetts Institute of Technology

Doctor of Philosophy (Ph.D.), Cancer Biology · (1997 - 2003)

Harvard University

Bachelor of Arts, Biochemical Sciences · (1993 - 1997)